Exhibit 99.13

Consolidated Financial Statements

(Expressed in United States dollars)

CRH MEDICAL CORPORATION

(Unaudited)

Three and six months ended June 30, 2014 and 2013

Notice of no auditor review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

CRH MEDICAL CORPORATION

Consolidated Balance Sheets

(Unaudited)

(Expressed in United States dollars)

As at June 30, 2014 and December 31, 2013

	June 30, 2014	December 31, 2013

Assets
Current Assets
Cash and cash equivalents	$7,962,731	$6,602,798
Trade and other receivables	692,292	692,464
Prepaid expenses and deposits	151,334	136,616
Inventories	416,332	320,485
	9,222,689	7,752,363

Non-Current Assets
Property and equipment	46,532	54,817
Intangible assets	115,588	133,341
Deferred tax asset	325,192	692,851
	487,312	881,009
Total Assets	$9,710,001	$8,633,372

Liabilities
Current Liabilities
Trade and other payables	$206,271	$238,575
Employee benefits	286,597	114,678
Total Liabilities	492,868	353,253

Shareholders’ Equity
Share Capital	17,227,789	17,181,474
Contributed surplus	5,765,626	5,570,839
Accumulated other comprehensive income	(66,772)	(66,772)
Deficit	(13,709,510)	(14,405,422)
Total Shareholders’ Equity	9,217,133	8,280,119
Total Liabilities and Shareholders’ Equity	$9,710,001	$8,633,372

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Edward Wright”	Director	“Anthony Holler”	Director
Edward Wright		Anthony Holler

CRH MEDICAL CORPORATION

Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

(Expressed in United States dollars)

Three and six month periods ended June 30, 2014 and 2013

		Three Months Ended		Six Months Ended
		June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Revenue
Products sales		$2,040,341	$1,943,725	$4,026,945	$3,772,937
Other income		5,875	5,830	10,495	12,400
		2,046,216	1,949,555	4,037,440	3,785,337
Expenses
Product sales expense		939,806	1,016,669	1,844,709	2,175,247
Corporate expense		605,163	431,040	1,129,160	834,720
		1,544,969	1,447,709	2,973,869	3,009,967

Income and comprehensive income before tax		501,247	501,846	1,063,571	775,370

Income tax		173,724	—	367,659

Net income and comprehensive income		$327,523	$501,846	$695,912	$775,370

Earnings per share	- basic	0.007	0.010	0.014	0.016
	- diluted	0.007	0.010	0.014	0.016

Weighted average shares outstanding	- basic	48,796,914	48,746,914	48,787,494	48,746,914
	- diluted	49,302,920	48,765,374	49,266,250	48,746,914

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Consolidated Statement of Changes in Equity

(Unaudited)

(Expressed in United States dollars)

Six month periods ended June 30, 2014 and 2013

	Number of Shares	Share Capital	Contributed surplus	Accumulated and other comprehensive income	Deficit	Total

Balance as of December 31, 2012	48,746,914	$17,181,474	$5,336,194	$(66,772)	$(16,898,068)	$5,552,828

Total comprehensive income for the period:	—	—	—	—	695,912	695,912

Transactions with owners, recorded directly in equity:
Share-based compensation for stock option plan	—		140,245	—	—	140,245

Balance as at June 30, 2013	48,746,914	$17,181,474	$5,476,439	$(66,772)	$(16,202,156)	$6,388,985

Balance at December 31, 2013	48,746,914	$17,181,474	$5,570,839	$(66,772)	$(14,405,422)	$8,280,119

Total comprehensive income for the period:					695,912	695,912

Transactions with owners, recorded directly in equity:
Share-based compensation for stock option plan	—	—	211,277	—	—	211,277
Common shares purchased on exercise of stock options	50,000	46,315	(16,490)			29,825
Balance as at June 30, 2014	48,796,914	$17,227,789	$5,765,626	$(66,772)	$(13,709,510)	$9,217,133

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in United States dollars)

Three and six month periods ended June 30, 2014 and 2013

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Operating activities:
Net Income from continuing operations	$327,523	$501,846	$695,912	$775,370
Adjustments for:
Depreciation of property, equipment and intangibles	11,809	17,874	29,930	35,604
Share based compensation	101,059	60,742	211,277	140,245
Income tax recovery	173,724	—	367,659
Operating activity before changes in operating assets and liabilites	614,115	580,462	1,304,778	951,219
Change in trade and other receivables	(35,944)	(261,198)	172	(367,892)
Change in prepaid expenses and deposits	37,929	21,063	(14,718)	(26,200)
Change in inventories	(45,186)	(47,335)	(95,847)	67,018
Change in trade and other payables	(53,900)	(142,405)	(32,304)	(99,292)
Change in employee benefits	85,399	83,271	171,919	169,073
Cash provided in operating activities	602,413	233,858	1,334,000	693,926

Financing activities
Proceeds from exercise of stock options	—	—	29,825
Cash from financing activates	—	—	29,825	—

Investments
Acquisition of property and equipment	(2,777)	(2,250)	(3,892)	(8,249)
Cash used in investment activities	(2,777)	(2,250)	(3,892)	(8,249)

Increase in cash and cash equivalents	599,636	231,608	1,359,933	685,677

Cash and cash equivalents, beginning of period	7,363,095	4,965,839	6,602,798	4,511,770

Cash and cash equivalents, end of period	$7,962,731	$5,197,447	$7,962,731	$5,197,447

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2014 and 2013

1.              Reporting entity:

CRH Medical Corporation (CRH or the Company) was incorporated on April 21, 2001 under the Company Act of the Province of British Columbia and specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.

2.              Basis of preparation:

These unaudited condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those followed in the most recent annual consolidated financial statements of the Company for the year ended December 31, 2013.  These interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2013.  In management’s opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.  Certain comparative figures have been reclassified to conform to the current period’s presentation.

The consolidated financial statements were authorized for issue by the Board of Directors on July 30, 2014.

3.              Product sales expense:

For the three months ended June 30,

	2014	2013

Employee related	$352,551	$354,960
Product cost and support	445,629	464,019
Office related	44,814	41,733
Insurance	11,827	10,315
Professional fees	62,568	104,544
Depreciation	1,142	8,489
Stock based compensation	21,275	32,609

	$939,806	$1,016,669

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2014 and 2013

3.              Product sales expense (continued):

For the six ended June 30,

	2014	2013

Employee related	$701,385	$643,370
Product cost and support	865,460	971,961
Office related	83,682	82,524
Insurance	23,653	20,629
Professional fees	110,124	362,024
Depreciation	8,361	16,978
Stock based compensation	52,044	77,761

	$1,844,709	$2,175,247

4.        Corporate expense:

For the three months ended June 30,

	2014	2013

Employee related	$213,043	$193,236
Travel and entertainment	42,297	27,812
Office related	32,869	30,739
Insurance	13,783	12,909
Professional fees	126,070	60,766
Corporate	86,650	68,060
Depreciation	10,667	9,385
Stock based compensation	79,784	28,133

	$605,163	$431,040

For the six months ended June 30,

	2014	2013

Employee related	$429,841	$396,681
Travel and entertainment	78,738	45,471
Office related	49,785	61,010
Insurance	27,282	25,437
Professional fees	202,022	92,836
Corporate	160,690	132,175
Depreciation	21,569	18,626
Stock based compensation	159,233	62,484

	$1,129,160	$834,720

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2014 and 2013

5.              Share capital:

(a)         Authorized:

100,000,000 common shares without par value

(b)         Stock option plan:

Under the Company’s Stock Option Plan, the Company may grant options to its directors, officers, consultants and eligible employees for up to 9,857,161 shares of common stock. The plan provides for the granting of stock options at the fair market value of the Company’s stock at the date of grant, and the term of options range from two to ten years. The Board of Directors may, in its sole discretion, determine the time during which Options shall vest and the method of vesting. All Options under the Plan will be subject to vesting provisions determined by the Board of Directors, over a period of not less than 18 months, in equal portions on a quarterly basis. Options granted to consultants providing investor relations activities will vest at the end of 12 months or longer from the date of issuance.

A summary of the status of the plan as of June 30, 2014 and June 30, 2013 are as follows (options are granted in CAD and USD amounts calculated using exchange rate at June 30, 2014 and June 30, 2013):

	Number of	Weighted average exercise price
	options	CAD	USD

Outstanding, December 31, 2013	4,595,000	$0.80	$0.75
Granted	1,150,000	0.70	0.66
Exercised	(50,000)	0.65	0.61
Forfeited and expired	(1,525,000)	0.88	0.82

Outstanding, June 30, 2014	4,170,000	$0.74	$0.70

	Number of	Weighted average exercise price
	options	CAD	USD

Outstanding, December 31, 2012	4,581,000	$0.90	$0.86
Granted	—	—	—
Exercised	—	—	—
Forfeited and expired	(250,000)	2.19	2.08

Outstanding, June 30, 2013	4,331,000	$0.83	$0.79

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2014 and 2013

5.              Share capital (continued):

The following table summarizes information about the stock options outstanding at June 30, 2014:

		Options outstanding				Options exercisable
			Weighted
			average	Weighted	Weighted		Weighted	Weighted
			remaining	exercise	exercise		average	average
Exercise price		Number of	life	price	price	Number of	exercise	exercise
USD	CAD	options	in years	USD	CAD	options	price USD	price CAD

$0.26 - $0.54	$0.28 - $0.58	1,855,000	2.64	$0.50	$0.47	1,069,375	$0.52	$0.49
$0.55 - $0.80	$0 59 - $0.85	1,490,000	9.54	0.68	0.63	114,375	0.66	0.62
$0.81 - $1.78	$0.86 - $1.90	825,000	0.93	1.40	1.32	781,251	1.41	1.32
		4,170,000	4.77	$0.74	$0.70	1,965,001	$0.89	$0.83

The following table summarizes information about the stock options outstanding at June 30, 2013:

		Options outstanding				Options exercisable
			Weighted
			average	Weighted	Weighted		Weighted	Weighted
			remaining	exercise	exercise		average	average
Exercise price		Number of	life	price	price	Number of	exercise	exercise
USD	CAD	options	in years	USD	CAD	options	price USD	price CAD
$0.26 - $0.55	$0.28 - $0.57	1,855,000	3.63	$0.48	$0.50	605,625	$0.51	$0.54
$0.56 - $0.78	$0 58 - $0.83	1,276,000	0.56	0.62	0.65	1,276,000	0.62	0.65
$0.79 - $1.81	$0.84 - $1.90	1,200,000	1.64	1.45	1.52	985,940	1.48	1.56
		4,381,000	2.18	$0.79	$0.83	2,867,565	$0.89	$0.94

For the six months ended June 30, 2014, the Company recognized $211,277 (2013 - $140,245) in compensation expense as a result of stock options awarded and vested. Compensation expense is recorded in the consolidated statement of operations and comprehensive income and is allocated to products sales and corporate expenses on the same basis as the allocations of cash compensation.

The weighted average fair value of stock options granted during the six month periods ended June 30, 2014 and 2013 was $0.37 and $nil per share, respectively. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2014 and 2013

5.                                      Share capital (continued):

	2014	2013

Expected life of options	6.25	—
Risk-free interest rate	1.76	—
Dividend yield	0%	—
Volatility	63%	—

There is no dividend yield because the Company does not pay, and does not plan to pay cash dividends on its common shares. The expected stock price volatility is based on the historical volatility of the Company’s average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.

(c)          Earnings per share:

The calculation of basic earnings per share for the three and six months ending June 30, 2014 was based on the net income attributable to common shareholders of the Company of $327,523 and $695,912 (2013 - $501,846 and $775,370), and a weighted average number of common shares outstanding of 48,796,914 and 48,787,494 (2013 — 48,746,914 and 48,746,914), calculated as follows:

For the three months ended June 30,

	Three months ended June 30,
	2014			2013
		Weighted			Weighted
		average			average
		number of			number of
		common			common
	Net	shares	Per Share	Net	shares	Per Share
	earnings	outstanding	Amount	earnings	outstanding	Amount
Net earnings:
Earnings per common share:
Basic	$327,523	48,796,914	$0.007	$501,846	48,746,914	$0.010
Share options		506,006			18,460
Diluted	$327,523	49,302,920	$0.007	$501,846	48,765,374	$0.010

For the three months ended June 30, 2014 3,663,994 options (2013 — 4,632,540) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2014 and 2013

5.              Share capital (continued):

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

For the six months ended June 30,

	Six months ended June 30,
	2014			2013
		Weighted			Weighted
		average			average
		number of			number of
		common			common
	Net	shares	Per Share	Net	shares	Per Share
	earnings	outstanding	Amount	earnings	outstanding	Amount
Net earnings:
Earnings per common share:
Basic	$695,912	48,787,494	$0.014	$775,370	48,746,914	$0.016
Share options		478,755			—
Diluted	$695,912	49,266,250	$0.014	$775,370	48,746,914	$0.016

For the six months ended June 30, 2014 3,691,245 options (2013 — nil ) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.